UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42452

WF International Limited

(Exact name of registrant as specified in its charter)

No. 1110, 11th Floor, Unit 1, Building 7, No. 477, Wanxing Road,

Chengdu, Sichuan, China, 610041

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed on the Report on Form 6-K filed with the Securities and Exchange Commission by WF International Limited, a Cayman Islands exempted company (the “Company”) on November 10, 2025, on November 4, 2025, the Company and The Benchmark Company, LLC and Axiom Capital Management, Inc. (collectively, the “Placement Agents”) entered into a placement agency agreement (the “Placement Agency Agreement”), pursuant to which the Placement Agents are entitled to a right of first refusal (the “ROFR”), as set forth in Section 2(D) of the Placement Agency Agreement, to act as investment bankers, book runners, or placement agents (i) for each and every public and private equity and debt offerings of the Company and (ii) each proposed or contemplated merger or acquisition transaction whereby the Company would be merged into or acquired by another company or entity for a period of twelve months following November 6, 2025, subject to certain terms and limitations pursuant to the Placement Agency Agreement.

On August 19, 2026, the Company and the Placement Agents entered into a right of first refusal termination agreement (the “Termination Agreement”), pursuant to which the Company agreed to make a cash payment of $100,000 to the Placement Agents, in consideration for the Placement Agents’ agreement to terminate the ROFR in its entirety, and the ROFR shall be of no further force or effect. Such termination does not affect any other rights, obligations, or provisions of the Placement Agency Agreement, which shall remain in full force and effect in accordance with their terms.

The foregoing description of the material terms of the Termination Agreement is qualified in its entirety by reference to the full text of the Termination Agreement, a copy of which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

INCORPORATION BY REFERENCE

This Form 6-K and the exhibit thereto, including any amendment and report filed for the purpose of updating such document, shall be deemed to be incorporated by reference into (1) the registration statement on Form F-3, as amended (File No. 333-295778), and (2) the post-effective amendment on Form F-3 to the registration statement on Form F-1 (File No. 333-290595) of the Company, to the extent not superseded by documents or reports subsequently filed or furnished.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
10.1	Termination Agreement, dated August 19, 2026, by and among WF International Limited, The Benchmark Company, LLC and Axiom Capital Management, Inc.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WF International Limited

By:	/s/ Ke Chen
Ke Chen Chief Executive Officer

Dated: August 19, 2026